August 19, 2009	David W. Bernstein
D 212.536.4029
F 212.536.3901
david.bernstein@klgates.com
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4361
Attention: Pamela A. Long

Re:	Lennar Corporation Registration Statement on Form S-4 Filed June 26, 2009 File No. 333-160271
Ladies and Gentlemen:
     On behalf of Lennar Corporation (the “Company”), I request that effectiveness of Registration Statement File No. 333-160271 be accelerated to 10:00 AM Eastern Time on August 21, 2009, or as soon after that as practicable.
     I have been authorized by the Company to acknowledge to the Securities and Exchange Commission (the “Commission”) as follows:
(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Company may not assert the declaration of effectiveness as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please advise me of the effectiveness of the Registration Statement by phone at 212-536-4029 or by facsimile at 212-536-3901.
Very truly yours,
David W. Bernstein

cc:	Mark Sustana Edward M. Kelly Craig E. Slivka